Confidential Treatment has been requested by Channell Commercial Corporation pursuant to 17 CFR 200.83, and accordingly, this letter omits confidential information included in the unredacted version of the letter delivered to the Securities and Exchange Commission in paper format.  Asterisks below denote omissions of information.

Channell Commercial Corporation

26040 Ynez Road,

Temecula, California  92591

February 26, 2008

VIA OVERNIGHT COURIER

Larry Spirgel

Assistant Director

Securities and Exchange Commission

Mail Stop 3720

Washington D.C. 20549

Re:	Channell Commercial Corporation
Form 10-K for the fiscal year ended December 31, 2006
Filed April 2, 2007 and
Form 10-Q for the quarter ended September 30, 2007
Filed November 14, 2007
File No. 0-28582

Dear Mr. Spirgel:

We are writing in connection with, and to provide the supplemental information requested in, the conference call between Channell Commercial Corporation (the “Company” or “we”) and Messrs. Andrew Mew and Joe Cascarano of the Securities and Exchange Commission (the “Commission”) on February 22, 2008, which was related to your letter to the Company dated December 17, 2007 and our response (the “Response”) thereto dated January 31, 2008.

[**]*

* Confidential Treatment Requested

                If you have any questions concerning the foregoing, please contact the undersigned at (951) 719-2600, extension 461.

Sincerely,

CHANNELL COMMERCIAL CORPORATION

By	: /s/ Patrick E. McCready
Patrick E. McCready, Chief Financial
Officer

cc:
Securities and Exchange Commission:
Robert A. Littlepage, Accounting Branch Chief
Andrew Mew, Senior Staff Accountant
Joe Cascarano, Staff Accountant
Irell & Manella LLP:
Anthony T. Iler, Esq.
Sylvianne Pizarro, Esq.